BLACKROCK VARIABLE SERIES FUNDS, INC.

100 Bellevue Parkway

Wilmington, Delaware 19809

September 22, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc.

Pre-Effective Amendment No. 1

Securities Act File No. 333-273767

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Variable Series Funds, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-273767) (the “Amendment”) so that the Amendment is declared effective at 9:00 a.m., Eastern Time, on September 25, 2023, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Louisa Kiu of Sidley Austin LLP at (617) 223-0373.

Very truly yours,

BLACKROCK VARIABLE SERIES FUNDS, INC.

By:	/s/ John M. Perlowski
Name: John Perlowski
Title: President and Chief Executive Officer

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director